FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **November, 2006**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _____
   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _____
   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: November 15, 2006

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   News Release dated November 15, 2006.



AMEX:ROY **NR 06-22**
TSX:IRC **November 15, 2006**

INTERNATIONAL ROYALTY (IRC) REPORTS 331% INCREASE IN VOISEY'S BAY QUARTERLY REVENUE

DENVER, COLORADO – November 15, 2006 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") is pleased to report income before income taxes of $2,108,000 for the third quarter, 2006. This represents the first quarterly operating profit for IRC since the initial public offering in February, 2005. Third quarter gold, nickel and other royalty revenues totaled $8,357,000, including $7,945,000 in Voisey's Bay royalty revenue. This represents an increase over the $343,000 and $1,843,000 in Voisey's Bay royalty revenue received for the first and second quarters, respectively, and constitutes a 331% increase from second quarter Voisey's Bay royalty revenue, which appears to be responsive to the ongoing transition in that project from start-up to full-scale production. All figures are in United States dollars unless otherwise noted.

"Full-scale production at Voisey's Bay coupled with the current high nickel and copper prices is expected to translate directly into increased cash flow to the Company," said Douglas B. Silver, CEO and Chairman. "We are pleased that the project has gone forward and is now reaching the planned full-scale level of operation in a timely manner, and we expect substantially higher revenues in 2007."

Summary of Quarterly and Year to Date Information:

($ in thousands, except per share data)	**Three Months Ended September 30,**		**Nine Months Ended September 30,**	
	2006	**2005**	**2006**	**2005**
Statement of Operations				
Royalty revenues	$ 8,357	$ 107	$ 10,819	$ 312
General and administrative	1,414	558	3,768	6,514
Income (loss) before income taxes	2,108	(1,594)	(1,069)	(8,118)
Net income (loss) for the period	1,506	(1,128)	8,723	(7,734)
Basic and diluted earnings (loss) per share	0.03	(0.02)	0.15	(0.16)
Statement of Cash Flows				
Cash flows used in operating activities	(74)	(600)	(1,748)	(1,301)
Cash flows from (used in) investing activities	(2,779)	(1,525)	(6,734)	(129,175)
Cash flows from financing activities	110	(11)	396	142,927
Increase (decrease) in cash and cash equivalents	2,815	(2,136)	(8,086)	12,451

($ in thousands)	September 30, 2006	December 31, 2005
Balance Sheet		
Cash, cash equivalents and short-term investments	$ 4,649	$ 14,451
Total assets	256,987	255,165
Shareholders' Equity	169,676	159,894

The Company reported net income for the quarter ended September 30, 2006 of $1,506,000 or $0.03 per share, compared to a loss of $1,128,000 or $0.02 per share during the third quarter of 2005. During the quarter, the Company recorded revenue from the Voisey's Bay royalty of $7,945,000, compared to $2,186,000 in the first six months of 2006, and $nil in all of 2005. Due to the nature of the sales agreements on Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey's Bay during the initial start-up of operations from November 2005 to May 2006. Accordingly, revenue recognized on the Voisey's Bay royalty will generally lag production from the mine by one to two calendar quarters.

Complete financial results are available on SEDAR and on the Company's website at www.internationalroyalty.com.

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC's estimated revenues for the calendar year 2006 from (i) the Voisey's Bay royalty, and (ii) IRC's gold producing royalties and (iii) IRC's development-stage gold royalties. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, nickel and gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators' projections and IRC's interest, (iv) operators' rated production capacities, (v) the mine developers' ability to finance, receive permits for, obtain equipment, construct and operate the mines, (vi) the effects of weather; operating hazards; adverse geological conditions and global warming (vii) strikes including the impact of the Voisey's Bay strike on production, work stoppages; availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com